Exhibit 11

               MIDAMERICAN ENERGY HOLDINGS COMPANY

                CALCULATION OF EARNINGS PER SHARE

         (dollars in thousands, except per share amounts)
                       ___________________

                                                           Three Months Ended
                                                                 March 31,
                                                            1999          1998
Actual weighted average shares
outstanding for the period                              59,205,397  61,081,469

Dilutive stock options and warrants
using average market prices                                711,797     588,240

Additional dilutive stock options assuming
conversion of convertible preferred
securities of subsidiary trusts                         13,326,683   7,672,883

Diluted shares outstanding                              73,243,877  69,342,592

Net income per share before
extraordinary item                                     $    39,791 $    27,295

Extraordinary item, net of tax                             (31,520)          -

Net income available to common stockholders            $     8,271 $    27,295

Net income per share before extraordinary item         $       .67 $       .45

Extraordinary item                                            (.53)          -

Net income per share                                   $       .14 $       .45

Diluted income per share before extraordinary item(1)  $       .62 $       .43

Diluted income per share based on SEC
interpretive  release  No.  34-9083(1)                 $       .19 $       .43

(1)-Net income available to common stockholders for the three months ended March 31, 1999 and 1998 was increased by dividends on convertible preferred securities of subsidiary trusts, net of tax effect, of $5,471 and $2,751, respectively.